SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F
                    -------                   ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes                        No    X
             -------                   ------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

           an announcement on the third quarterly results of 2004, made on October 28, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         China Petroleum & Chemical Corporation

                                                                By: /s/ Chen Ge
                                                                  Name: Chen Ge
                                     Title: Secretary to the Board of Directors

Date: October 28, 2004

                      [GRAPHIC OMITTED]

              (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock code: 386)

                       Third Quarterly Results for 2004

--------------------------------------------------------------------------------
Highlights of the results of the Company for the third quarter ended
30 September 2004

During the third quarter of 2004, income from principal operations and net profit of China Petroleum & Chemical Corporation and its subsidiaries (the "Company") under the PRC Accounting Rules and Regulations amounted to RMB 151,986 million and RMB 9,003 million respectively, increased by 43.63% and 78.67%, over those during the third quarter of 2003 respectively. Turnover & other operating revenues and profit attributable to shareholders of the Company under International Financial Reporting Standards ("IFRS") amounted to RMB 158,204 million and RMB 10,502 million respectively, increased by 39.63% and 62.02% over those during the third quarter of 2003 respectively.

This quarterly report announcement is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission ("CSRC"). This announcement is published simultaneously in Shanghai and Hong Kong and the contents of the announcements published in Shanghai and Hong Kong are the same. Financial information set out in this quarterly results announcement has been prepared in accordance with the PRC Accounting Rules and Regulations. Although it is not required by CSRC, Sinopec Corp. has also included in this announcement the relevant financial information prepared in accordance with IFRS.

This announcement is made pursuant to the disclosure requirement under rule 13.09(2) of the Listing Rules for its publication in Hong Kong.
--------------------------------------------------------------------------------

1.    Important Notice

1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2 This quarterly results announcement has been reviewed and approved at the eleventh meeting of the second session of the Board of Directors of Sinopec Corp.

1.3 The quarterly financial statements contained in this report are not audited.

1.4 Mr. Chen Tonghai, Chairman of the Board of Sinopec Corp., Mr. Wang Jiming, Vice Chairman and President of Sinopec Corp., Mr. Zhang Jiaren, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp., and Mr. Liu Yun, Head of the Accounting Department of Sinopec Corp., hereby warrant the authenticity and completeness of the financial statements contained in this quarterly results announcement.

2.    Basic Information

2.1   Basic information of Sinopec Corp.


Stock name              SINOPEC CORP.         SINOPEC CORP.         SINOPEC CORP.         SINOPEC CORP.
Stock code              386                   SNP                   SNP                   600028
Place of listing        Hong Kong             New York Stock        London Stock          Shanghai
                        Stock Exchange        Exchange              Exchange              Stock Exchange
                                Authorized Representatives          Secretary to the      Representative on
                                                                    Board of              Securities Matters
                                                                    Directors

Name                    Mr. Wang              Mr. Chen Ge           Mr. Chen Ge           Mr. Huang
                        Jiming                                                            Wensheng
Address                 6A Huixindong Street, Chaoyang District, Beijing, PRC
Post Code               100029
Tel                     64990060              64990060              64990060              64990060
Fax                     64990022              64990022              64990022              64990022
E-mail                  ir @sinopec.com.cn / media @sinopec.com.cn

2.2   Financial Information

2.2.1 Principal accounting data and financial indicators

2.2.1.1  Principal  accounting  data and financial  indicators  prepared in  accordance  with the PRC
         Accounting Rules and Regulations

                                                                                                      Changes
                                                                                                     compared
                                                              At 30               At 31              with the
                                                          September            December             preceding
                                                               2004                2003              year-end
                                                                                                          (%)

Total assets (RMB millions)                                 430,304             390,213                 10.27
Shareholders' funds (excluding minority
   interests) (RMB millions)                                177,835             162,946                  9.14
Net assets per share (RMB)                                    2.051               1.879                  9.14
Adjusted net assets per share (RMB)                           2.020               1.850                  9.19


                                            Three-month period ended            Nine-month period ended
                                                  30 September                      30 September
                                               (July to September)              (January to September)

                                                             Changes compared                       Changes compared
                                                                with the same                          with the same
                                                                period of the                          period of the
                                       2004      2003          preceding year   2004       2003       preceding year
                                                                          (%)                                    (%)

Net cash flow from operating           23,543    15,987                47.26   45,237     45,969              (1.59)
   activities
   (RMB millions)
Earnings per share                      0.104     0.058                79.31    0.277      0.171               61.99
   (RMB)
Return on net assets (%)                 5.06      3.17      2.04 percentage    13.52       9.33     4.19 percentage
                                                                      points                                  points
Return on net assets                     5.88      4.26      1.62 percentage    15.06      10.70     4.36 percentage
   before non-operating                                               points                                  points
   profits/losses
   (Fully diluted) (%)
   (Weighted average) (%)                6.04      4.28      1.76 percentage    15.49      10.81     4.68 percentage
                                                                      points                                  points


                                                                                                   Nine-month period
                                                                                                               ended
Non operating profits/losses                                                                       30 September 2004
                                                                                                      (RMB millions)
Profits on disposal of long-term equity investment                                                              (12)
Written back of provisions on assets provided in previous years                                                 (80)
Non-operating expenses (excluding normal provisions on assets provided in
 accordance with the Accounting Regulation for Business Enterprises)                                           4,440
Of which:  loss on disposal of fixed assets                                                                    3,118
           donations                                                                                              92
           employee reduction expenses                                                                           412
Non-operating income                                                                                           (269)
Tax effect                                                                                                   (1,346)
Total                                                                                                          2,733


2.2.1.2     Principal accounting data and financial indicators prepared in accordance with IFRS


                                                                                                              Changes
                                                                                                             compared
                                                                            At 30             At 31          with the
                                                                        September          December         preceding
                                                                             2004              2003          year-end
                                                                                                                  (%)

      Total assets (RMB millions)                                         443,923           400,818             10.75
      Shareholders' funds (excluding minority
         interests) (RMB millions)                                        185,122           167,899             10.26
      Net assets per share (RMB)                                            2.135             1.937             10.26
      Adjusted net assets per share (RMB)                                   2.107             1.908             10.43


                                             Three-month period ended                 Nine-month period ended
                                                   30 September                             30 September
                                                (July to September)                    (January to September)
                                                                                                              Changes
                                                                       Changes                               compared
                                                                 with the same                          with the same
                                                                 period of the                          period of the
                                            2004       2003          preceding       2004      2003         preceding
                                                                          year                                   year
                                                                           (%)                                    (%)
      Net cash flow from
         operating activities
         (RMB millions)                   21,726     15,080              44.07     41,017    42,935            (4.47)
      Earnings per share
         (RMB)                             0.121      0.073              65.75      0.307     0.197             55.84
      Return on net assets (%)                                            1.80                                   3.99
                                                                    percentage                             percentage
                                            5.67       3.87             points      14.40     10.41            points

2.2.2 Income statements This section includes the income statements for the third quarter ended 30 September 2004 prepared in accordance with both the PRC Accounting Rules and Regulations and IFRS with comparative figures for the corresponding period in 2003.

2.2.2.1 Income statements prepared in accordance with the PRC Accounting Rules and Regulations

 (1) Income statements for the three-month period ended 30 September (July to September)

                                                 Three-month period ended 30          Three-month period ended 30
                                                        September 2004                       September 2003
Item                                                 (July to September)                  (July to September)
                                                     The Group        The Company          The Group       The Company
                                                        (Note)             (Note)             (Note)            (Note)
                                                  RMB millions       RMB millions       RMB millions      RMB millions
1.    Income from principal
          operations                                   151,986            102,886            105,820            66,781
Less:Cost of sales                                     116,956             86,593             81,906            53,945
      Sales taxes and surcharges                         4,222              2,540              3,411             2,190
2.     Profit from principal
          operations                                    30,808             13,753             20,503            10,646
Add: Profit/(loss) from other
          operations                                       134              (157)                238                39
Less:Selling expenses                                     4,992              3,697              3,800             2,784
     Administrative expenses                             5,141              2,943              4,158             2,496
     Financial expenses                                  1,067                665              1,151               685
     Exploration expenses,
          including dry holes                            1,629              1,291              1,213               867
3.   Operating profit                                   18,113              5,000             10,419             3,853
Add: Investment income                                     272             10,869                 56             4,707
     Non-operating income                                   88                 63                 77                 9
Less:Non-operating expenses                              3,885              3,143              2,641             1,457
4.   Profit before taxation                             14,588             12,789              7,911             7,112
Less:Taxation                                            4,162              3,786              2,233             2,073
     Minority interests                                  1,399                  -                639                 -
Add: Unrecognized losses of investment                    (24)                  -                  -                 -
5.   Net profit                                          9,003              9,003              5,039             5,039

Note: The "Company" means China Petroleum & Chemical Corporation.

      The "Group" means China Petroleum & Chemical Corporation and its subsidiaries on a consolidated basis.


(2) Income statements for the nine-month period ended 30 September (January to September)


                                                   Nine-month period ended              Nine-month period ended
                                                      30 September 2004                    30 September 2003
Item                                               (January to September)                (January to September)
                                                    The Group         The Company         The Group        The Company
                                                       (Note)              (Note)            (Note)             (Note)
                                                 RMB millions        RMB millions      RMB millions       RMB millions

1.     Income from principal
         operations                                   417,695             286,722          300,662             199,048
Less:  Cost of sales                                  323,054             241,271          234,209             165,733
       Sales taxes and surcharges                      11,998               7,201            9,552               6,045
2.     Profit from principal operations                82,643              38,250           56,901              27,270
Add:   Profit/(loss) from other operations                750               (128)              821                 116
Less:  Selling expenses                                13,656               9,287           10,492               7,232
      Administrative expenses                          16,006              10,147           13,804               8,669
      Financial expenses                                3,161               1,952            3,385               1,885
      Exploration expenses, including dry
          holes                                         4,104               3,122            3,997               2,833
3.    Operating profit/(loss)                          46,466              13,614           26,044               6,767
Add:  Investment income                                   788              27,509              397              16,656
      Non-operating income                                269                 175              165                  38
Less: Non-operating expenses                            8,837               6,695            3,409               2,025
4.    Profit before taxation                           38,686              34,603           23,197              21,436
Less: Taxation                                         11,316              10,318            6,995               6,632
      Minority interests                                3,811                   -            1,398                   -
Add:  Unrecognized losses of investment                   483                   -                -                   -
5.    Net profit                                       24,042              24,285           14,804              14,804

Note:    The "Company" means China Petroleum & Chemical Corporation.

         The "Group" means China Petroleum & Chemical Corporation and its subsidiaries on a consolidated basis.

2.2.2.2     Consolidated income statements prepared in accordance with IFRS


Item                                                Three-month period ended 30         Nine-month period ended 30
                                                             September                          September
                                                        (July to September)               (January to September)
                                                     RMB millions      RMB millions     RMB millions      RMB millions
                                                             2004              2003             2004              2003

1.      Turnover and other operating revenues             158,204           113,301          433,646           318,636
        Including:    Turnover                            151,986           108,327          417,695           305,941
                      Other operating revenues              6,218             4,974           15,951            12,695
2.      Operating expenses                              (140,980)         (102,197)        (389,083)         (288,963)
        Including:    Expenses on purchase of
                        crude oil, products
                        and operating supplies          (113,316)          (80,162)        (310,439)         (224,527)
                      Selling, general and
                        administrative expenses           (7,810)           (6,317)         (22,022)          (17,745)
                      Depreciation, depletion
                        and amortisation                  (7,642)           (6,191)         (22,415)          (19,138)
                      Exploration expenses,
                        including dry holes               (1,629)           (1,213)          (4,104)           (3,997)
                      Personnel expenses                  (4,282)           (3,473)         (12,628)          (11,811)
                      Employee reduction
                        expenses                                -                 -            (412)                 -
                      Taxes other than income
                        tax                               (4,222)           (3,449)         (11,998)           (9,639)
                      Other operating
                        expenses, net                     (2,079)           (1,392)          (5,065)           (2,106)
3.      Operating profit                                   17,224            11,104           44,563            29,673
4.      Finance costs                                       (888)           (1,153)          (2,691)           (3,227)
        Including:    Interest expense                      (976)           (1,044)          (2,962)           (3,238)
                      Interest income                          80                68              249               213
                      Foreign exchange losses                (35)             (196)             (64)             (235)
                      Foreign exchange gains                   43                19               86                33
5.      Investment income                                      27                21               57                19
6.      Share of profits less losses from
           associates                                         223                41              674               313
7.      Profit from ordinary activities before
           taxation                                        16,586            10,013           42,603            26,778
8.      Taxation                                          (4,666)           (2,878)         (12,379)           (8,142)
9.      Profit from ordinary activities
           after taxation                                  11,920             7,135           30,224            18,636
10.     Minority interests                                (1,418)             (653)          (3,571)           (1,427)
11.     Profit attributable to shareholders                10,502             6,482           26,653            17,209

2.2.3 Differences between the net profit for the first three quarters of 2004 and shareholders' funds under the PRC Accounting Rules and Regulations and IFRS

2.2.3.1 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the net profit are analysed as follows:



                                                                                       Nine-month period ended 30
                                                                                                September
                                                                                                2004              2003
                                                                                        RMB millions      RMB millions

Net profit under the PRC Accounting Rules and Regulations                                     24,042            14,804
Adjustments:
Disposal of oil and gas properties, net of depreciation effect                                 2,234             1,199
Impairment losses on revaluated assets                                                           760                 -
Depreciation of oil and gas properties                                                           541             1,914
Capitalization of general borrowing costs                                                        405               295
Acquisition of Sinopec National Star                                                              87                87
Acquisition of Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical                         -               172
Revaluation of land use rights                                                                    14                13
Unrecognized losses of subsidiaries                                                            (220)                 -
Pre-operating expenditures                                                                     (147)             (127)
Impairment losses on long-lived assets                                                             -               (5)
Effects of the above adjustments on taxation                                                 (1,063)           (1,143)
Net profit under IFRS                                                                         26,653            17,209

2.2.3.2 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the shareholders' funds are analysed as follows:

                                                                                     At 30 September    At 31 December
                                                                                                2004              2003
                                                                                        RMB millions      RMB millions

Shareholders' funds under the PRC Accounting Rules and Regulations                           177,835           162,946
Adjustments:
Disposal of oil and gas properties, net of depreciation effect                                 3,494             1,260
Depreciation of oil and gas properties                                                        11,426            10,885
Capitalization of general borrowing costs                                                      1,530             1,125
Acquisition of Sinopec National Star                                                         (2,725)           (2,812)
Revaluation of land use rights                                                                 (856)             (870)
Effect of minority interests on unrecognized losses of subsidiaries                              324                61
Pre-operating expenditures                                                                     (316)             (169)
Impairment losses on long-lived assets                                                         (113)             (113)
Government grants                                                                              (326)             (326)
Effects of the above adjustments on taxation                                                 (5,151)           (4,088)
Shareholders' funds under IFRS                                                               185,122           167,899

2.3 Total number of shareholders at the end of this reporting period is 286,030, among which 275,018 shareholders are domestic holders of A shares, and 11,012 shareholders are overseas shareholders.

Total number of shareholders at the end of this reporting period                                               286,030



Top ten shareholders with tradable shares

                                                                                    Number of shares              Type
                                                                                      held (thousand    (A, H Share or
Full name                                                                                     share)           others)

HKSCC(Nominees)Limited                                                                    16,676,156                 H
Xinghe Security Investment Fund                                                               64,387                 A
Qingdao Port Authority                                                                        60,000                 A
EFUND 50 Security Investment Fund                                                             55,906                 A
Xinghua Security Investment Fund                                                              50,610                 A
CITIC Classical Securities Investment Fund                                                    49,888                 A
CITIC Securities CO., Ltd.                                                                    46,574                 A
Harvest Service Sector Fund                                                                   45,707                 A
China Southern Sustaining Growth Fund                                                         44,000                 A
Hai Futong Income Securities Investment Fund                                                  41,807                 A

2.4   Business Review and and Business prospects

2.4.1       Business Review

In the first three quarters of year 2004, the Chinese economy continued to grow steadily with a GDP growth rate of 9.5%. As a result, demands for petroleum and petrochemical products have increased accordingly.

Looking back into the first three quarters of this year, price of international crude oil fluctuated at a high level and the chemical industries were in the upturn cycle. The Company closely monitored the changes in domestic and overseas market of crude oil and petrochemical products, and actively explored the market, optimized resources, rationalised structures, and increased operation volume. As a result, the oil and gas production increased steadily, refinery and petrochemical facilities operated at a high utilisation rate, the sales of refined oil products increased significantly and marketing structures were further optimized. At the same time, the Company further enhanced the internal reform, optimized the assets portfolio and reinforced internal management, thus the Company achieved remarkable operating results.

In the first three quarters of 2004, the Company's income from principal operations and net profit, according to the PRC Accounting Rules and Regulations, were RMB 417.695 billion and RMB 24.042 billion respectively (among others, those recorded in the third quarter were RMB 151.986 billion and RMB 9.003 billion respectively).

In the first three quarters of 2004, according to the IFRS, turnover and other operating revenues amounted to RMB 433.646 billion and profit attributable to shareholders was RMB 26.653 billion (among others, those recorded in the third quarter were RMB 158.204 billion and RMB 10.502 billion respectively).

Exploration and Production Segment:

In the third quarter, the Company seized the opportunity of high crude oil prices and carefully arranged oil and gas production with a focus focused on increasing the recovery rate and development level of existing oil fields, expediting the production capacity build-up in Tahe Oil Field, new blocks in the western area, and maintained the production of oil and gas at a good level.

Refining Segment:

In the third quarter, the Company kept its facilities running at safe, stable, sustained, optimal and full load operation, thus increased the processing volume of crude oil. The Company optimised the allocation of crude oil resources, further increased the processing volume of sour crude, also optimised product mix, increased production of high value-added products. Furthermore, the Company enhanced its management over the operation of production facilities, and further improved major economic and technical indicators for oil refining, such as light product yield and refining yield. The pace of expansion in some plants also accelerated.

Marketing and Distribution Segment:

In the third quarter, the Company seized the market opportunities of strong demands for refined oil products in the domestic market, The Company actively explored the market, expanded and optimized the marketing network of refined oil products, As a result, the Company's domestic sales, especially the retail volume and direct sales volume were increased significantly. And the marketing network of refined oil products and products flow was more rational. The Company reduced the export volume of its refined oil products to meet the domestic demand.

Chemicals Segment:

In the third quarter, the chemical industries were still in the upturn cycle, The Company seized the favorable opportunities of strong domestic demand and higher prices and maintained operation of its chemical facilities at full load. As a result, production of major chemical products was increased. The chemical product mix has been further improved and the portion of high value-added products such as performance compound of synthetic resin and differential fiber was further increased.

Summary of Principal Operating Results for the first three quarters

                                                                             Nine-months                       Changes
                                                                            period ended                 compared with
                                                                            September 30               the same period
                                                                                                      of the preceding
Operating Results                                                 Unit       2004         2003                year (%)

Exploration and Production
Crude oil production                                       '000 tonne    28,802.2     28,548.8                    0.89
Natural gas production                                        billion
                                                          cubic meter       4.310        3.918                   10.01
Crude oil realized price                                  RMB/tonne      1,838.21     1,635.75                   12.38
Natural gas realized price                                 RMB/ '000
                                                          cubic meter      604.48       598.11                    1.07
Refining(1)
Refining throughput                                        '000 tonne    98,678.2     84,905.7                   16.22
Production of gasoline, diesel and kerosene                '000 tonne    59,887.0     50,228.6                   19.23
Of which:     Gasoline                                     '000 tonne    17,480.9     15,811.5                   10.56
              Diesel                                       '000 tonne    37,762.8     30,574.8                   23.51
              Kerosene                                     '000 tonne     4,643.2      3,842.2                   20.85
Chemical feedstock                                         '000 tonne    13,021.7     12,323.2                    5.67
Light yield                                                         %      73.94%       73.50%  0.44 percentage points
Refining yield                                                      %      92.93%       92.71%  0.22 percentage points


Marketing and Distribution
Total domestic sales of refined oil products               '000 tonne    70,187.5     55,171.4                   27.22
Of which:     Retail volume                                '000 tonne    38,571.3     27,992.2                   37.79
              Direct sales volume                          '000 tonne    15,025.0     11,315.5                   32.78
              Wholesale volume                             '000 tonne    16,591.2     15,863.7                    4.59
Total number of petrol stations                               station      31,030       29,612                    4.79
Of which:     Owned and self-operated                         station      25,654       24,286                    5.63
              Franchised                                      station       5,376        5,326                    0.94
Throughput per petrol station (2)                       tonne/station       2,005        1,652                   21.37
Chemicals(1)
Ethylene                                                   '000 tonne     2,670.1      2,613.8                    2.15
Synthetic resin                                            '000 tonne     4,061.9      3,828.8                    6.09
Of which: Performance compound resins                      '000 tonne     2,104.8      1,771.3                   18.83
Synthetic rubber                                           '000 tonne       414.6        392.5                    5.63
Synthetic monomer and polyners                             '000 tonne     3,620.1      3,302.6                    9.61
Synthetic fibers                                           '000 tonne       971.5        935.3                    3.87
Of which: Differential fiber                               '000 tonne       430.1        379.8                   13.24
Urea                                                       '000 tonne     2,151.6      1,617.1                   33.05

(1)   Operational data of 2003 and 2004 include that of Maoming Ethylene, Tahe
      Petrochemical and Xi'an Petrochemical.

(2)   Throughput per petrol station data was annualized average.

Capital Expenditure:

In the first three quarters of year 2004, the Company's total capital expenditure was RMB 42.33 billion. Out of such expenditure, RMB 14.254 billion were spent on the Exploration and Production Segment, as a result, the newly built production capacity of crude oil and the newly added production capacity of natural gas reached 3.33 million tonnes/year and 158 million cubic meters/year, respectively. RMB7.33 billion were spent on the Refining Segment to accelerate the construction of the new facilities which are expected to have a comprehensive processing capacity of 9.5 million tonnes per year, part of which have been put into operation during the first-three quarter period. RMB 5.71 billion were spent on the Chemicals Segment - Qilu's second round 720 thousand tpa ethylene expansion project was successfully put into production. RMB 14.37 billion were spent on the Marketing and Distribution Segment and additional of 1,148 gas stations were acquired by the Company. RMB 0.67 billion were spent on the Corporate and others.

In addition, the joint venture projects, such as Shanghai Secco, proceeded smoothly and the total capital expenditure incurred was RMB 5.0 billion.

2.4.2 Business Prospects

Looking into the fourth quarter of 2004, domestic demands for refined oil products and chemicals are expected to continue their growth, Prices of international crude oil are expected to fluctuate at a high level and the chemical industries will remain in the upturn cycle. The Company will continue toclosely monitor changes in the market and make rational arrangements in its production and operational. In particular:

Exploration and Production: seize the opportunity when oil prices remain at high level by increasing its production. The Company will continue to carry out further exploration and development activities, especially in the new blocks in western China with the view of balancing its production and newly added reserve for the year to lay down a sound foundation for sustainable development in the next year. The Company plans to produce 9.82 million tonnes of crude oil and 1.5 billion cubic meters of natural gas in the fourth quarter of this year.

Refining: keeping track of the changes in the international crude oil market to optimize the allocation of crude oil resources, adjust refine product mix according to market situation, strengthen production and operational management and ensure its facilities will be running in a safe, stable, sustained, optimal and full load manner. The Company is expected to process
34.24 million tonnes of crude oil in the fourth quarter.

Marketing and Distribution: the Company intends to enhanceits refined oil products marketing network by accelerating the construction of its refined oil pipelines, optimising the layout of its refined oil products depots and expanding its refined oil products retail network. It also intends to further enhance its sales structure and expand its retail sales and direct sales volume. Following the principle of achieving regional and professional management and flattening of the management hierarchy, the Company intends to further implement reforms to its marketing system of refined oil products. The Company is expected to sell 24 million tonnes of refined oil products to the domestic market in the fourth quarter (among which, 12.6 million tonnes through retail sales, and 4.5 million tonnes through direct sales).

Chemicals: continue to keep chemical production facilities at full load. It will also optimize feedstock and resources allocation to achieve a reduction in the material and energy consumption and an increase of product yield. The Company also intends to continue to carry out reform of marketing system of chemical products. In the fourth quarter, the Company is expected to produce
972.4 thousand tonnes of ethylene.

By the making of the efforts mentioned above, the Company is expected to over fulfill the operation plans for the full year of 2004.

3     Management's Discussion and Analysis

3.1 Brief analysis of the Company's general operating activities during the reporting period

In the third quarter of 2004, according to the PRC Accounting Rules and Regulations, the Company's income from principal operations was RMB 151.986 billion, representing an increase of 43.63% over the same period of the preceding year. Its net profit was RMB 9.003 billion, representing an increase of 78.67% over the same period of the preceding year.

In the third quarter of 2004, according to the IFRS, turnover and other operating revenues of the Company were RMB 158.204 billion, representing an increase of 39.63% over the same period of the preceding year. The profit attributable to shareholders was RMB 10.502 billion, representing an increase of 62.02% over the same period of the preceding year.

3.1.1 The principal segments or products accounting for over 10% of income or profit from principal operations

      X applicable            |_| not applicable

The table below shows segment information prepared in accordance with the PRC Accounting Rules and Regulations:


                                                     Income from    Costs of sales,        Profit from
                                                       principal    sales taxes and          principal    Gross profit
Segments                                              operations         surcharges         operations      margin (%)
                                                  (RMB millions)     (RMB millions)     (RMB millions)          (Note)

Exploration and production                                19,629              8,588              9,953           50.71
Refining                                                  91,322             84,753              3,058            3.35
Marketing and distribution                                90,249             79,099             10,690           11.85
Chemicals                                                 29,647             22,486              6,961           23.48
Corporate and others                                      21,513             21,353                146            0.68
Elimination of inter-segment sales                     (100,374)           (99,323)                  -               -
Total                                                    151,986            116,956             30,808           20.27
Of which: connected transactions                          15,248             13,677              1,522            9.98

Note: Gross profit margin = profit from principal operations/income from principal operations

The table below shows segment information prepared in accordance with IFRS

                                                                                                         Percentage of
                                                                                                             operating
                                                                                                         profit/(loss)
                                                                                          Operating     over operating
Segments                                   Operating revenues Operating expenses      profit/(loss)           revenues
                                               (RMB millions)     (RMB millions)     (RMB millions)                (%)
Exploration and production                             21,898             14,220              6,912              31.56
Refining                                               92,575             91,112              1,479               1.60
Marketing and distribution                             90,431             85,885              4,246               4.70
Chemicals                                              31,807             26,710              5,096              16.02
Corporate and others                                   21,867             22,376              (509)             (2.33)
Elimination of inter-segment sales                  (100,374)           (99,323)                  -                  -
Total                                                 158,204            140,980             17,224              10.89

3.1.2 Seasonal or periodic nature of the Company's operations

      |_|  applicable      X  not applicable

3.1.3 The composition of the profits during this reporting period (under the PRC Accounting Rules and Regulations, significant changes in the profit from principal operations, profit from other operations, period expenses, investment income, subsidy income and net non-operating income/expenses as a percentage of profit before taxation compared with the preceding reporting period (from January to June) are listed and explained below)

      X  applicable      |_| not applicable


                                            Three-month period ended 30
                                              September 2004 (July to        Six-month period ended 30
Item                                                September)              June 2004 (January to June)
                                                                                                            Changes in
                                                                Percentage                                  percentage
                                                                 of profit                 Percentage of     of profit
                                                                    before                 profit before        before
                                                      Amount      taxation         Amount       taxation      taxation
                                                                                                           (percentage
                                              (RMB millions)           (%) (RMB millions)            (%)        point)
Profit from principal operations                      30,808        211.19         51,835         215.10        (3.91)
Profit from other operations                             134          0.92            616           2.56        (1.64)
Period expenses                                       12,829         87.94         24,098         100.00       (12.06)
Investment income                                        272          1.86            516           2.14        (0.28)
Net non-operating income/expenses                      3,797         26.03          4,771          19.80          6.23
Profit before taxation                                14,588        100.00         24,098         100.00          0.00

3.1.4 Significant changes in, and explanations of, the principal operations and their structures as compared with those during the previous reporting period (January to June)

      |_| applicable      X not applicable

3.1.5 Significant changes in, and explanations of, the profitability (gross profit margin) of principal operations as compared with those during the previous reporting period (January to June)

      |_| applicable      X not applicable

3.2 Significant events and their impacts as well as the analysis and explanations for the solutions

      X applicable      |_| not applicable

3.2.1 Transfer State-owned Legal Person Shares China Phoenix Held by Sinopec
      Corp.

      At the ninth meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 6 July 2004, the Board reviewed and approved to transfer 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix) to Hubei Qingjiang Water Power Investment Limited ("Qingjiang Investment") and China Guodian (Group) Corporation ("Guodian Group"). The total consideration payable was RMB 620,954,100. Meanwhile, the Board reviewed and approved the proposed acquisition by Sinopec Corp. from Qingjiang Investment and Guodian Group of petrochemical assets (including production facilities, inventories and corresponding accounts receivables) which they had obtained by way of assets swap from China Phoenix (the Petrochemical Assets). The total consideration payable in respect of the acquisition was RMB 548,040,500 in cash. The Board of Directors authorized the Chairman, Mr. Chen Tonghai, to sign the Asset Acquisition Agreement and related documents on behalf of Sinopec Corp. after SASAC approved the share transfer and CSRC approved the Petrochemical Assets swap. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 7 July 2004.

3.2.2 The Establishment of Sinopec-Shell (Jiang Su) Petroleum Sales Ltd.

      On 13 July 2004, Ministry of Commerce approved the establishment of Sinpec-Shell (Jiangsu) Petroleum Sales Co. Ltd.(the Joint Venture) jointly invested by Sinopec Corp., Royal Dutch/Shell (China) Holding BV and Shell (China) Ltd. and approved the joint venture contract and the Articles of Association signed by each party on 11 May 2004. The total investment amounts to RMB 1,551.54 million and the registered capital amounts to RMB 0.83 billion. The investment proportion is 60%, 30% and 10% by Sinopec Corp., Royal Dutch/Shell (China) Holding BV and Shell (China) Ltd. respectively. The Joint Venture established on 28 August 2004.

3.2.3 Qingdao Refining Project

      On 22 July 2004, the Report of Feasibility study on Qingdao Refining Project was approved by National Development and Reform Commission ("NDRC"). The capacity of the refinery is expected to be 10 million tonnes per year. Total investment of the project is estimated to be RMB
      9.7 million. Construction of the project is expected to be completed in 2007.

3.2.4 The Payment of Interest, Redemption and Delist of Mao Lian Convertible Bonds for 2004

      Approved by CSRC (document Zheng Jian Fa [1999] No.90), Sinopec Mao Ming Refining and Chemical Company Limited ("Maoming Oil Refinery") issued convertible bonds ("Mao Lian Convertible Bonds") in the total sum of RMB
      1.5 billion with a 5-year term through the Shenzhen Stock Exchange on 28 July 1999 and listed on Shenzhen Stock Exchange on 17 August 1999. In accordance with the Provisional Rules on the Management of Convertible Corporate Bonds and Convertible Corporate Bonds Prospectus prepared by Maoming Oil Refinery, the resolution of its Board of Directors on 7 July 2003 and the resolution of its General Meeting of Shareholders on 23 March 2004, trading of the Mao Lian Convertible Bonds had been terminated on 28 July 2004, and they were delisted on the same day. For those convertible bonds which were not yet repurchased by Maoming Oil Refinery by the expiration date, they were redeemed with the redemption price of RMB 118.5/piece (tax exempted).

3.2.5 Shell and Unocal Exit from East China Sea project

      Sinopec, CNOOC, Shell and Unocal had reached an agreement to explore, develop and market natural gas, oil and condensate in the East China Sea on 19 August 2003. The agreement permits foreign partners' final investment decision to be made 12 month after signing the agreements. Shell and Unocal have declared not to continue their next phase participation in Xihu Trough project for business reasons on 29 September 2004.

3.2.6 Issuance and Listing of Corporate Bonds

      At Sinopec Corp.'s second Extraordinary General Meeting of Shareholders for Year 2003 held on 15 October 2003, the shareholders considered and approved "the Proposal Concerning the Issuance of Domestic Corporate Bonds Amounting to RMB 3.5 billion". On 16 January 2004, Sinopec Corp. obtained the approval from the NDRC to issue 10-year term domestic corporate bonds in the total sum of RMB 3.5 billion. On 23 February 2004, the sixth meeting of Sinopec Corp.'s Second Session of the Board of Directors and the NDRC determined the coupon rate of the corporate bonds to be 4.61%. On 28 September 2004, corporate bonds of Sinopec Corp totaling RMB 579.5 million were listed on the Shanghai Stock Exchange. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong, respectively on 25 August 2003, 16 October 2003, 30 January 2004, 9 February 2004, 24 February 2004 and 28 September 2004.

3.2.7 State-owned shares Transfer to Sinopec Group

      Sinopec's shareholders namely the China Development Bank ("CDB") and China Cinda Asset Management Corporation ("Cinda") have each entered into a Share Transfer Agreement with China Petrochemical Corporation ( "Sinopec Group Company") pursuant to which Cinda agreed to transfer 5,000,000,000 state-owned shares of Sinopec Corp. (representing 5.767% of the total number of shares of Sinopec Corp.) to Sinopec Group Company and CDB agreed to transfer 6,143,000,000 state-owned shares of Sinopec Corp. (representing 7.085% of the total issued share capital) to Sinopec Group Company. According to the agreements , the total consideration for the transfer of shares from Cinda is RMB9,000,000,000 and from CDB is RMB11,057,400,000 in cash. payable by Sinopec Group. Please refer to the announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 15 October 2004.

3.3 Disclosure and explanations as to the changes in accounting policies, accounting estimates and scope of consolidation and fundamental errors

      |_| applicable         X  not applicable

3.4 Relevant explanations made by the Board of Directors and the Supervisory Committee after the audit and presentation of "non standard opinion".

      |_| applicable         X  not applicable

3.5 Caution and explanation as to an anticipated loss from the beginning of the year to the end of the next reporting period or significant changes in accumulated net profits for the period over the same period of the preceding year

      |_| applicable         X  not applicable

3.6 Adjustments to the annual business plan or budget which have been disclosed

      |_| applicable         X  not applicable

3.7 The full version of the Company's balance sheet, income statement and cash-flow statement is published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn.

3.8 This quarterly report is published in both English and Chinese languages. The Chinese version shall prevail.

                                                           By Order of the Board
                                                                Chen Tonghai
                                                                  Chairman

Beijing, PRC, 28 October 2004

As at the date of this announcement, the directors of the Company are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is Mr Cao Yaofeng.